Filed by Legacy Reserves LP

(Commission File No. 1-33249)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Legacy Reserves Inc.

(Registration No. 333-224182)

Legacy Reserves LP Announces Final Court Approval of Delaware Merger Litigation Settlement

MIDLAND, Texas, September 12, 2018 (PRNewswire) — Legacy Reserves LP (“Legacy”) (NASDAQ: LGCY) today announced that the Delaware Chancery Court (the “Court”) has granted final approval of the previously-announced merger litigation settlement agreement. Under the agreement, holders of outstanding 8% Series A Preferred Units and 8% Series B Preferred Units will receive in the Transaction (as defined below) approximately 10,730,000 shares of common stock in Legacy Reserves Inc. (“New Legacy”) in addition to the approximately 16,913,592 shares those holders would collectively have received pursuant to the exchange ratios that were included in the merger agreement initially entered into in connection with the Transaction.

Specifically, on September 12, 2018, the Court entered an Order and Final Judgment (the “Order and Final Judgment”) in the cases captioned Doppelt v. Legacy Reserves LP, and Legacy Reserves GP, LLC, and Legacy Reserves Inc., Case No. 2018-0225 and Chammah Ventures, LLC v. Legacy Reserves LP, et al., C.A. No. 2018-0242-VCL, consolidated as In re Legacy Reserves LP Preferred Unitholder Litig., C.A. No. 2018-0225-VCL (the “Consolidated Class Action”), pursuant to which, among other things, the Court:

•

certified a non-opt out class pursuant to Delaware Court of Chancery Rules 23(a), 23(b)(1), and 23(b)(2) and designated Jeffrey Doppelt, lead plaintiff in the Consolidated Class Action (the “Lead Plaintiff”), as the class representative with Lead Plaintiff’s counsel as class counsel for the settlement class;

•

determined that settlement of the Consolidated Class Action and any other claims in other previously disclosed lawsuits filed by purported holders of Legacy’s Series A Preferred Units and Series B Preferred Units, including Doppelt v. Legacy Reserves LP et al., C.A. No. 2017-0802-JTL-VCL (together with the Consolidated Class Action, the “Actions”) on the terms and conditions provided for in the stipulation and agreement of settlement, dated July 6, 2018 (the “Settlement Agreement”), is fair, reasonable and adequate, and in the best interests of the class and approved the settlement;

•	dismissed with prejudice in its entirety the Consolidated Class Action;

•

approved the grant of various releases among the plaintiffs, class members and the defendants and their respective affiliates, as detailed in the Settlement Agreement (the “Releases”), effective as of the date of entry of the Order and Final Judgment; and

•

permanently barred and enjoined Lead Plaintiff and all members of the class from instituting, commencing or prosecuting any of the settled claims against any of the parties that are released pursuant to the Releases.

In addition to dismissing the Actions with prejudice, the Settlement Agreement provides that upon the consummation of the Transaction (as defined below), the Lead Plaintiff and Legacy, Legacy Reserves GP, LLC and New Legacy will cooperate with plaintiff’s counsel in the action styled Irish v. Legacy Reserves LP, et al., No. CV54418 (Midland County, Tex.), to seek dismissal of that action with prejudice. Generally, if there are no appeals filed to the Order and Final Judgment or to any orders dismissing the Actions, then each such order will become final and no longer be subject to appeal after expiration of thirty (30) days following the date of entry of each respective order.

On September 19, 2018, Legacy is holding a special meeting of its unitholders, at which unitholders will be asked to approve, among other things, the amended and restated merger agreement effectuating the Transaction.

About Legacy Reserves LP

Legacy Reserves LP is a master limited partnership headquartered in Midland, Texas, focused on the development of oil and natural gas properties primarily located in the Permian Basin, East Texas, Rocky Mountain and Mid-Continent regions of the United States. Additional information is available at www.LegacyLP.com.

Additional Information and Where to Find It

This press release relates to the proposed corporate reorganization between Legacy and New Legacy (the “Transaction”). In connection with the Transaction, New Legacy has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (“Registration Statement”), which includes a preliminary proxy statement of Legacy and a preliminary prospectus of New Legacy (the “proxy statement/prospectus”). The Registration Statement was declared effective by the SEC on August 3, 2018 and Legacy commenced mailing the proxy statement to its unitholders on or about August 3, 2018.

INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LEGACY AND NEW LEGACY, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

A free copy of the proxy statement/prospectus and other filings containing information about Legacy and New Legacy may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by Legacy and New Legacy may be obtained free of charge by directing such request to: Legacy Reserves LP, Attention: Investor Relations, at 303 W. Wall, Suite 1800, Midland, Texas 79701 or emailing IR@legacylp.com or calling 855-534-5200. These documents may also be obtained for free from Legacy’s investor relations website at https://www.legacylp.com/investor-relations.

Legacy and its general partner’s directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from Legacy’s unitholders in respect of the Transaction described in the proxy statement/prospectus. Information regarding the directors and executive officers of Legacy’s general partner is contained in Legacy’s public filings with the SEC, including its definitive proxy statement on Form DEF 14A filed with the SEC on April 6, 2018.

A more complete description is available in the registration statement and the proxy statement/prospectus.

Cautionary Statement Relevant to Forward-Looking Information

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the expected benefits of the Transaction to Legacy and its unitholders, the anticipated completion of the Transaction or the timing thereof, the expected future growth, dividends, distributions of the reorganized company, and plans and objectives of management for future operations. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Legacy expects, believes or anticipates will or may occur in the future, are forward-looking statements. Words such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “projects,” “believes,” “seeks,” “schedules,” “estimated,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside the control of Legacy, which could cause results to differ materially from those expected by management of Legacy. Such risks and uncertainties include, but are not limited to, realized oil and natural gas prices; production volumes, lease operating expenses, general and administrative costs and finding and development costs; future operating results; and the factors set forth under the heading “Risk Factors” in Legacy’s filings with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Legacy undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:

Legacy Reserves LP

Dan Westcott

President and Chief Financial Officer

432-689-5200